Theinternetcorp.net, Inc.
101 Colombard Court
Ponte Vedra, FL 32082


June 26, 2000
VIA EDGAR

Securities and Exchange Commission
Office of Small Business Review
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Theinternetcorp.net, Inc. (the "Company")
    Form S-4
    File No. 333-81353

Dear Madam or Sir:

The above Company hereby requests permission to withdraw its previously filed Form S-4, as amended, together with any exhibits. The Company has determined that it is no longer necessary to register the stock to be exchanged in this transaction. The Company and RiderNew.com, Inc.
wish to proceed with this transaction under a new Exchange Agreement and Plan of Reorganization, which calls for a one-for-one exchange of restricted stock.

Accordingly, pursuant to Rule 477 of the Securities Act of 1933, we hereby request the withdrawal of this S-4 Registration Statement.

Thank you for your anticipated cooperation.

Yours truly,

/s/ Karen Bohringer
Karen Bohringer
President and Chairman
Of the Board


cc: Theinternetcorp.net, Inc.